
13000250

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

Washington, DC 20549

P.E. 1/8/2013

January 10, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Tad J. Freese
Latham & Watkins LLP
tad.freese@lw.com

Re: Advanced Micro Devices, Inc.

Dear Mr. Freese:

This is in regard to your letter dated January 8, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Advanced Micro Devices' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Advanced Micro Devices therefore withdraws its December 21, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

Received SEC

JAN 10 2013

Washington, DC 20549

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

LATHAM & WATKINS LLP

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January 8, 2013

Via email to shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Micro Devices, Inc.
Stockholder Proposal of United Brotherhood of Carpenters Pension Fund
Withdrawal of No-Action Request Submitted on December 21, 2012

Ladies and Gentlemen:

This letter is to inform you that our client, Advanced Micro Devices, Inc. (the "Company"), has received a letter from United Brotherhood of Carpenters Pension Fund (the "Proponent") withdrawing the Proponent's stockholder proposal. A copy of the Proponent's signed letter of withdrawal is attached to this letter as Attachment A.

Accordingly, the Company hereby withdraws its request for no-action relief set forth in our letter to you dated December 21, 2012.

If you have any questions or concerns, please do not hesitate to call me at (650) 463-3060. Correspondence regarding this letter should be sent to tad.freese@lw.com.

Very truly yours,



Tad J. Freese
of LATHAM & WATKINS LLP

cc: Advanced Micro Devices, Inc.
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America (via FedEx)

LATHAM&WATKINS LLP

ATTACHMENT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA OVERNIGHT MAIL]

January 4, 2013

Harry A. Wolin
Corporate Secretary
Advanced Micro Devices, Inc.
7171 Southwest Parkway, M/S 100
Austin, Texas, 78735

Dear Mr. Wolin:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to Advanced Micro Devices, Inc. on November 19, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted our withdrawal of the Proposal. It is our hope that in the future Advanced Micro Devices might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Tad J. Freese
Direct Dial: (650) 463-3060
Tad.freese@lw.com

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Abu Dhabi Moscow
Barcelona Munich
Beijing New Jersey
Boston New York
Brussels Orange County
Chicago Paris
Doha Riyadh
Dubai Rome
Frankfurt San Diego
Hamburg San Francisco
Hong Kong Shanghai
Houston Silicon Valley
London Singapore
Los Angeles Tokyo
Madrid Washington, D.C.
Milan

December 21, 2012

File No. 025681-0038

VIA EMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Stockholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is submitted by Advanced Micro Devices, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to inform the Securities and Exchange Commission ("***Commission***") that the Company intends to omit from its proxy statement and form of proxy ("***Proxy Materials***") for the Company's 2013 annual meeting of stockholders ("***2013 Annual Meeting***") a stockholder proposal entitled "Triennial Advisory Say-on-Pay Vote Proposal" (the "***Proposal***") and statements in support thereof received from Douglas J. McCarron, Fund Chairman and General President of the United Brotherhood of Carpenters Pension Fund (the "***Proponent***").

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting this letter to the Commission by email. In accordance with Rule 14a-8(j)(1) of the Exchange Act, a copy of this submission is being sent concurrently to the Proponent.

For the reasons stated below, the Company respectfully requests confirmation that the Commission's staff (the "***Staff***") will not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials to be distributed to the Company's stockholders in connection with its 2013 Annual Meeting.

THE PROPOSAL

The Proposal reads as follows:

> "**Therefore, Be It Resolved:** That the shareholders of Advance Micro Devices, Inc. ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits."

The Proposal, the accompanying supporting statement and copies of all relevant correspondence between the Company and the Proponent are attached to this letter as Attachment A.

BASES FOR EXCLUSION

The Company respectfully requests the Staff to concur in its view that the Proposal may properly be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company. In addition, the Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite.

DISCUSSION AND ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By the Company

The Company believes that the Proposal may properly be excluded from the Proxy Materials on the basis that the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10).

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "***Dodd-Frank Act***"), which was signed into law on July 21, 2010, created a new Section 14A of the Exchange Act which requires, among other things, that registrants implement a non-binding advisory stockholder vote on executive compensation.

Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for an annual or other meeting of the stockholders for which the proxy solicitation rules of the Commission require compensation disclosure a separate resolution, subject to a non-binding stockholder vote, to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K, a so-called "say-on-pay" proposal. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required at least once every six years in a proxy, consent or authorization for an annual or other meeting of the stockholders for which the proxy solicitation rules of the Commission require compensation disclosure to submit to stockholders a resolution to determine whether such say-on-pay vote will be submitted to stockholders on an annual, biennial or triennial basis, a so-called "frequency" proposal.

On January 25, 2011, the Commission adopted rules to implement the provisions of the Dodd-Frank Act relating to stockholder approval of executive compensation and golden parachute compensation arrangements. *See* Exchange Act Release No. 34-63768 (January 25, 2011) (the "***2011 Release***"). With respect to say-on-pay and frequency votes, the Commission adopted a new Rule 14a-21. The instruction to Rule 14a-21(a) states that say-on-pay proposals shall indicate that the stockholder advisory vote is to approve the compensation of the company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by item 402.

Analysis

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if "the company has already substantially implemented the proposal," thereby rendering it moot. Under the standard expressed by the Commission in Exchange Act Release No. 34-12598 (July 7, 1976), the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management...."

The 2011 Release amended Rule 14a-8 to add a new footnote to Rule 14a-8(i)(10). The new footnote allows a company to exclude a stockholder proposal that would provide for an advisory vote or seek future advisory votes to approve executive compensation, or that relates to the frequency of say-on-pay votes, provided the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the majority of votes cast in the most recent frequency vote. In the 2011 Release, the Commission explained that where the company adopts a policy on frequency consistent with the choice of a majority of votes cast, it would be appropriate as a matter of policy to exclude subsequent proposals related to say-on-pay votes or the frequency of such votes because such proposals "generally would unnecessarily burden the company and its stockholders given the company's adherence to the view favored by a majority of stockholder votes regarding the frequency of say-on-pay votes." Moreover, the 2011 Release states that stockholder proposals providing for an advisory vote on executive compensation with "substantially the same scope" as a say-on-pay vote required by Rule 14a-21(a) may be excluded under Rule 14a-8(i)(10) if the issuer adopts a policy on frequency consistent with the majority of votes cast.

The Proposal should be excluded under the footnote to Rule 14a-8(i)(10) as substantially implemented because it relates to the frequency of say-on pay votes, and provides for a say-on-pay vote that has substantially the same scope as the Company's annual say-on-pay vote under Rule 14a-21(a).

The Proposal provides for an advisory vote on executive compensation that has substantially the same scope as the Company's annual say-on-pay vote under Rule 14a-21(a). Although the Proposal calls for a separate vote on each of three "key components" of executive compensation identified by the Proponent, these three components do not constitute a different aspect of executive compensation from that covered by the Company's annual say-on-pay vote, nor does the Proposal provide for a vote with a broader scope than the Company's annual say-on-pay vote. Rather, the three components consist of elements of compensation that are included in the Company's executive compensation disclosure. In addition, while the Proponent has not defined the term "overall compensation plan," by necessity, a say-on-pay vote must be made upon the compensation disclosure included in the Proxy Materials (i.e., the compensation disclosed in accordance with Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by item 402). As noted in the Proponent's own supporting statement, the Proposal "fits within the [advisory say-on-pay] Dodd-Frank framework."

The Proponent may argue that the Proposal differs from the Company's say-on-pay vote in that the Proposal offers triennial separate votes on each of the aforementioned "components," while the Company's say-on-pay vote is annual and affords an "up or down vote" on executive compensation as disclosed in the Company's proxy statement. However, in *The Proctor & Gamble Co.* (avail. July 21, 2009), the Staff concurred that a very similar triennial say-on-pay proposal submitted by the Proponent could be excluded under Rule 14a-8(i)(11) as substantially duplicative of another proponent's proposal. The other proponent's proposal, like the Company's annual say-pay-vote, provided for an annual up or down vote on the executive compensation package set forth in the proxy statement. Applying the same reasoning, the Proposal is substantially duplicative of the Company's annual say-on-pay vote. If the Company were to include the Proposal along with the Company's annual say-on-pay vote in its Proxy Materials, the Company's stockholders would be subject to substantially duplicative votes of the type that the footnote to Rule 14a-8(i)(10) was designed to prevent. Therefore, requiring the Proposal to be included in the Company's Proxy Materials would unnecessarily burden the Company and its stockholders.

The Proposal should be excluded under the footnote to Rule 14a-8(i)(10) as substantially implemented because the Company has adopted a policy of holding annual say-on-pay votes that is consistent with the choice of more than 88% of votes cast in the Company's most recent frequency vote.

The Company submitted a say-on-pay proposal and a frequency proposal to its stockholders in its Proxy Materials for the Company's 2011 Annual Meeting of Stockholders (the "***2011 Frequency Vote***"). At the meeting, which was held on May 3, 2011, approximately 94% of the stockholders of the Company voted to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as set forth in the Proxy Materials, and more than 83% of the Company's stockholders entitled to vote on the matter (and more than 88% of the votes cast on the matter) recommended, on a non-binding advisory basis, that a stockholder advisory vote on the compensation paid to the Company's named executive officers should occur annually. Consistent with these voting results, the Company decided to hold an annual stockholder advisory vote on the compensation of the Company's named executive officers, until the next stockholder advisory vote on the frequency of the stockholder advisory vote on the compensation of named executive officers. The Company again submitted a say-on-pay proposal to stockholders at its 2012 Annual Meeting of Stockholders, and plans to do so again at its 2013 Annual Meeting of Stockholders, consistent with the recommendation of the overwhelming majority of Company's stockholders in the 2011 Frequency Vote. Thus, consistent with the footnote to Rule 14a-8(i)(10), the Company has adopted a policy related to say-on-pay that is consistent with the recommendation of the majority of votes cast by the Company's stockholders in the Company's most recent frequency vote.

Because the Proposal seeks a future advisory say-on-pay vote and relates to the frequency of say-on-pay votes, and the Company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the Company's most recent frequency vote, the Company believes that the Proposal may be excluded from the Proxy Materials for the 2013 Annual Meeting pursuant to Rule 14a-8(i)(10).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite so as to be Inherently Misleading

A stockholder proposal may be excluded under Rule 14a-8(i)(3) if it "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when the proposal "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004).

The Staff has consistently concurred that a stockholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of stockholder proposals concerning executive compensation. *See Limited Brands, Inc.* (January 23, 2012) (proposal requesting specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal may be subject to multiple conflicting interpretations, thus causing the proposal to be inherently vague or indefinite. *See, e.g., Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in Fuqua, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal."

The Proposal should be excluded under Rule 14a-8(i)(3) as inherently vague and indefinite because certain key terms are vague, indefinite and undefined, and the meaning and application of terms in the Proposal may be subject to differing interpretations.

The Proposal's provision for a separate vote on three components of the named executive officers' compensation is vague and indefinite, and therefore subject to different interpretations. The Company's disclosure of executive compensation pursuant to Item 402 of Regulation S-K does not specifically categorize the Company's executive compensation into "annual incentive compensation," "long-term compensation" or "post-employment compensation" – the "three key components" set forth in the Proposal. The Proponent's supporting statement describes these categories as the "three key components of *most* executive compensation plans" rather than as key components of the Company's executive compensation. Thus, the Company's interpretations as to which element of executive compensation disclosed in Item 402 correspond to which component may differ from a stockholder's assumptions on the matter. For example, the Proposal refers to "annual incentive compensation," with no further explanation. It is unclear to the Company, and it would be unclear to the Company's stockholders, whether a vote for or against "annual incentive compensation" is limited to the Company's 2005 Annual Incentive Plan or includes additional elements, such as cash performance bonuses based on performance periods that are not annual, special bonuses and the vesting of equity awards. Would "annual incentive compensation" include all of the items listed in the Summary Compensation Table provided in accordance with Item 402 of Regulation S-K for a particular year, or would some be designated "long-term incentive compensation"? What if named executive officers have deferred compensation under the Company's Deferred Income Account Plan? Would a vote on "annual incentive compensation" include or exclude these amounts, or would such amounts fall under "post-employment compensation"? Which of the three components covers annual base salary or special one-time or retention bonuses? The Proposal provides no explanation to aid in these determinations. The Proposal is also vague in that it fails to define "overall compensation plan," a key concept underlying the Proposal. For example, it is unclear whether the "overall compensation plan" is meant to encompass all aspects of executive compensation disclosed pursuant to Item 402 of Regulation S-K or, alternatively, whether the Company would be required to develop an "overall compensation plan." Moreover, it is unclear whether this "overall compensation plan" would be a one-year plan or a three-year plan given the Proposal's triennial vote. Accordingly, any decision made by the company to define "overall compensation plan," which would be necessary to clarify and implement the Proposal, may differ from stockholder assumptions when voting on the Proposal.

The Proposal should be excluded under Rule 14a-8(i)(3) as inherently vague and indefinite because it fails to provide sufficient guidance concerning its implementation.

The Proposal also fails to provide sufficient guidance concerning its implementation. For example, the Proposal does not explain whether its triennial say-on-pay vote on an "overall compensation plan" as well as the vote on "three key components of the named executive officers' compensation plan" is intended to replace or to supplement the Company's current annual say-on-pay vote under Rule 14a-21. The Company and its stockholders might reasonably interpret the Proposal as intended to replace the Company's current say-on-pay vote under Rule 14a-21, because both provide for an advisory vote regarding executive compensation of the Company's named executive officers. However, the instruction to Rule 14a-21(a) specifically requires that the say-on-pay proposal shall indicate that the stockholder advisory vote is to approve the compensation of the registrant's named executive officers "*as disclosed pursuant to Item 402 of Regulation S-K*" (emphasis added). If the Proposal were adopted and interpreted to replace the Company's current say-on-pay vote, the Company would have no assurance that the Proposal, which does not mention Item 402 of Regulation S-K, would comply with Rule 14a-21(a). Alternatively, the Company might interpret the Proposal as a supplement to the Company's say-on-pay vote under Rule 14a-21, since the Proposal provides for a say-on-pay vote regarding an "overall compensation plan" and contemplates separate votes on "three key components" of the plan. If the Company were to implement the Proposal as a supplement to the Company's existing say-on-pay vote under Rule 14a-21, and the stockholders vote to approve the compensation of the Company's named executive officers under the Rule 14a-21 say-on-pay vote, but vote against the "overall compensation plan" under the Proposal, or vice versa, the Company would face significant uncertainty in determining how it should respond to such a vote, and the Company's interpretations could be significantly different from the intent of or the actions expected by stockholders voting on the Proposal.

Moreover, if the Company were to implement the Proposal and the stockholders voted against a specific component of executive compensation while at the same time voting to approve the "overall compensation plan," or if some, but not all, of the "three key components" were not approved, the Company would again have difficulty determining how it should respond to such a vote. The Company does not set elements of executive compensation in a vacuum, but considers all elements of compensation together to provide each named executive officer's compensation package. The aim of these interlocked and interdependent decisions about the elements of the Company's executive compensation is to retain and motivate the Company's leaders and to promote the Company's strategies and performance objectives to drive long-term stockholder value. In addition, the Compensation Committee endeavors to structure the Company's executive compensation to motivate and reward its named executive officers for appropriately balancing opportunity and risk, while at the same time avoiding pay practices that incentivize excessive risk-taking. Therefore, adjustments to one compensatory element affect other compensatory elements. For example, if the Company were to implement the Proposal and stockholders voted for long-term compensation but against annual incentive compensation, it would not be clear to the Company's Board and Compensation Committee whether an adjustment to long-term compensation in connection with adjustments to annual incentive compensation would be an action contrary to the stockholders' recommendation. The say-on-pay vote set forth in Rule 14a-21 already provides an adequate means for stockholders to register approval or disapproval of the Company's executive compensation decisions without fragmenting the interlocked and interdependent elements of such compensation into confusing categories. The Company believes that the Proposal would not "provide for a more informative vote," as asserted by the Proponent in its supporting statement, but would rather only introduce unnecessary complexity and confusion due to the vague terms and indefinite nature of the Proposal.

For the reasons above, the Company submits that the Proposal is impermissibly vague and indefinite, and should be excluded under Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, the Company requests the Staff's confirmation that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and its accompanying supporting statements from the Company's Proxy Materials for its 2013 Annual Meeting.

If the Staff has any questions or needs any additional information regarding this request, please contact me at (650) 463-3060.

Sincerely,



Tad J. Freese
of Latham & Watkins LLP

Enclosures

cc: Edward J. Durkin
Director, Corporate Affairs Dept.
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

ADVANCED MICRO DEVICES, INC.

NO-ACTION REQUEST RE: OMISSION OF STOCKHOLDER PROPOSAL SUBMITTED BY UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

DECEMBER 21, 2012

ATTACHMENT A

CORRESPONDENCE WITH THE PROPONENT



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA OVERNIGHT MAIL]

November 19, 2012

Harry A. Wolin
Corporate Secretary
Advanced Micro Devices, Inc.
7171 Southwest Parkway, M/S 100
Austin, Texas, 78735

Dear Mr. Wolin:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Advanced Micro Devices, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 9,681 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of Advance Micro Devices, Inc. ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.



One AMD Place
P.O. Box 3453
Sunnyvale, California
94088-3453
Tel: 408-749-4000

November 30, 2012

BY FACSIMILE AND OVERNIGHT MAIL

Edward Durkin
Corporate Affairs Department
United Brotherhood of Carpenters and
Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

I am writing on behalf of Advanced Micro Devices, Inc. (the "Company"), which received on November 20, 2012 a letter from Douglas J. McCarron, Fund Chairman and General President of the United Brotherhood of Carpenters Pension Fund (the Fund"), submitting a shareholder proposal entitled "Triennial Advisory Say-on-Pay Vote Proposal" (the "Proposal") for inclusion in the Company's proxy statement for its next annual meeting of shareholders.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Mr. McCarron's letter stated that the Fund is the beneficial owner of 9,681 shares of the Company's common stock that have been held continuously for more than a year prior to the date of submission of the Proposal. Mr. McCarron's letter went on to state that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." However, no such letter was provided to us. To remedy this defect, the Fund must provide sufficient proof of its ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Fund's shares (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Fund continuously held the securities for at least one year; or

- if the Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, a copy of such schedules and/or forms reflecting the Fund's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins and a written statement that the Fund continuously held the requisite number of Company shares for the one-year period.



The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. If you have any questions with respect to the foregoing, please feel free to contact me at (408) 749-4420. Please address any response to me at Advanced Micro Devices, Inc., One AMD Place, m/s 68, Sunnyvale, California 94088. In the alternative, you may send your response to me by facsimile at (408) 774-7550.

Sincerely,

Faina Roeder
Director, Law Department
Assistant Corporate Secretary

cc: Douglas J. McCarron
Harry A. Wolin

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA MAIL]

November 29, 2012

Harry A. Wolin
Corporate Secretary
Advanced Micro Devices, Inc.
7171 Southwest Parkway, M/S 100
Austin, Texas, 78735

RE: Shareholder Proposal Record Letter

Dear Mr. Wolin:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 9,681 shares of Advanced Micro Devices, Inc. ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Advanced Micro Devices, Inc. stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin

8550-253